FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 03, 2018

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Interim Results 2018

natwestmarkets.com

NatWest Markets Plc
Results for the half year ended 30 June 2018

The Group reported an attributable profit of £965 million for H1 2018 compared with £1,169 million in H1 2017, primarily as a result of lower trading income and higher litigation and conduct costs. This was partly offset by an increased profit from discontinued operations compared to the prior year.

Highlights

Income, costs and legacy issues:
●	Income from continuing operations was down in H1 2018, reflecting the impact of some turbulence in European bond markets as well as losses in the Legacy business.
●	Costs, excluding litigation and conduct, were down in H1 2018 relative to H1 2017, reflecting lower strategic costs and reduced other operating expenses as the Legacy business continues to wind down.
●
Reached civil settlement in principle with the US Department of Justice (DoJ) in relation to the DoJ’s investigation into RBS’s issuance and underwriting of US Residential Mortgage Backed Securities (RMBS) between 2005 and 2007, resulting in a £1,040 million additional provision in Q2 2018. In addition, a £241 million release relating to a RMBS litigation indemnity recovery was recognised in the quarter.

Balance sheet, capital and RWAs:
●
Total assets and liabilities increased £5.1 billion and £29.0 billion to £731.4 billion and £720.0 billion respectively at H1 2018, compared with 31 December 2017. The increase in liabilities primarily reflects the approved distribution of NatWest Holdings at H1 2018.

●
Continuing operations assets and liabilities increased from £262.3 billion to £269.6 billion and from £258.1 billion to £282.2 billion, primarily reflecting client flow activity which increased since the year end and was partially offset by lower derivatives following upward shifts in interest rate yields and a strengthening US dollar in H1 2018.

●
Issued £3.6 billion senior unsecured debt securities during H1 2018. The Group expects to issue debt of £1-£1.5 billion in the remainder of 2018, subject to business requirements and market conditions. Closing subordinated liabilities of £6.5 billion were reflected in continuing operations for H1 2018.

●
RWAs were down substantially to £45.2 billion at 30 June 2018 from £136.8 billion at 31 December 2017, and leverage exposure down from £390.1 billion to £176.2 billion at 30 June 2018, primarily reflecting the transfers of assets to subsidiaries of NatWest Holdings in preparation for ring-fencing.

●
The Common Equity Tier 1 (CET1) ratio increased by 600 basis points to 20.7% at 30 June 2018, as the benefit of lower RWAs more than offset the impact of the lower capital base following the NWM Plc capital reduction. CET1 capital and total capital were £9.4 billion and £14.8 billion, down from £20.2 billion and £25.6 billion respectively at 31 December 2017. The CRR leverage ratio increased 80 basis points to 6.4% at 30 June 2018 (31 December 2017 - 5.6%).

Ring-fencing preparation in H1 2018:
●
On 30 April 2018 following the completion of the first Ring-Fencing Transfer Scheme, the business formerly known as The Royal Bank of Scotland plc was renamed NatWest Markets Plc (the ‘Bank’ or ‘NWM Plc’).

●
NatWest Group Holdings Corporation (NWGH) which wholly owns NatWest Markets Securities Inc. was transferred to NWM Plc during H1 2018. NWGH was previously a direct subsidiary of National Westminster Bank Plc (NatWest).

●
On 29 June 2018, the Court of Session in Scotland approved the reduction of capital and the cancellation of the share premium account and capital redemption reserve (together the “capital reduction”) of NWM Plc. As part of the capital reduction, NatWest Holdings transferred to RBSG with effect from 2 July 2018 thereby creating the legal separation of those RBS Group entities that will be within the ring-fenced sub-group from those held outside the ring-fence.

●
The Group’s interim results at H1 2018 include income from the ring-fenced bank subsidiaries of NatWest Holdings within the profit from discontinued operations line in the income statement. The assets and liabilities of the NatWest Holdings Group are reflected within disposal groups in the balance sheet, with an associated liability for the approved distribution of NatWest Holdings and the corresponding decrease in owner’s equity. For regulatory purposes, the capital, leverage and RWA metrics presented for 30 June 2018 are already adjusted to recognise the effect of the capital reduction.

NatWest Markets N.V.:
●
NatWest Markets N.V., the RBS Group’s banking entity in the Netherlands, continues to implement its plan to be operationally ready to serve our European Economic Area (EEA) customers when the UK leaves the European Union on 29 March 2019, in the event that there is a loss of access to the EU Single Market. NatWest Markets N.V. is expected to become a subsidiary of NWM Plc, potentially by 31 December 2018, subject to regulatory approvals.

Financial review

Group business review
The tables below present a segmental analysis of key income statement and balance sheet lines.
	Half year ended 30 June 2018			Half year ended 30 June 2017
		Central			Central
	NatWest	items &		NatWest	items &
	Markets	other	Total	Markets	other	Total
Income statement	£m	£m	£m	£m	£m	£m
Net interest income	74	(140)	(66)	65	(67)	(2)
Non-interest income	612	7	619	802	8	810
Total income	686	(133)	553	867	(59)	808
Strategic costs	(24)	-	(24)	(155)	-	(155)
Litigation and conduct costs	(9)	(782)	(791)	(64)	(272)	(336)
Other operating expenses	(553)	(7)	(560)	(706)	-	(706)
Operating expenses	(586)	(789)	(1,375)	(925)	(272)	(1,197)
Operating profit/(loss) before impairments	100	(922)	(822)	(58)	(331)	(389)
Impairment (losses)/releases	(1)	-	(1)	24	-	24
Operating profit/(loss) before tax	99	(922)	(823)	(34)	(331)	(365)
Tax credit/(charge)			17			(51)
Loss from continuing operations			(806)			(416)
Profit from discontinued operations, net of tax			1,772			1,587
Profit for the period			966			1,171

Income
Rates	427	-	427	593	-	593
Currencies	199	-	199	235	-	235
Financing	211	-	211	230	-	230
Revenue share paid to discontinued businesses	(107)	-	(107)	(118)	-	(118)
Core income excluding OCA	730	-	730	940	-	940
Legacy	(83)	-	(83)	(16)	-	(16)
Own credit adjustments (OCA)	39	-	39	(64)	-	(64)
Strategic disposals	-	-	-	-	-	-
Other	-	(133)	(133)	7	(59)	(52)
Total income	686	(133)	553	867	(59)	808

●
Operating loss before tax was £823 million compared with a loss of £365 million in H1 2017, primarily driven by a reduction in income of £255 million to £553 million compared with £808 million in H1 2017. Total income included income from trading activities of £663 million, down from £735 million in H1 2017. Operating expenses increased by £178 million to £1,375 million in H1 2018, as the impact of litigation and conduct costs outweighed the benefit of reduced costs.

●
Net interest income was a loss of £66 million compared with a loss of £2 million in H1 2017, principally driven higher interest expenses in Central items relating to debt issuance and subordinated liabilities.

●
Non-interest income decreased by £191 million to £619 million compared with £810 million in H1 2017. This primarily reflected reduced income from trading activities which was impacted by some turbulence in European bond markets during Q2 2018, compared with a strong H1 2017. Other operating losses were £82 million, largely driven by losses in the Legacy business, compared with income of £76 million in H1 2017.

●
Operating expenses of £1,375 million were £178 million higher than in H1 2017 principally reflecting increased litigation and conduct costs within Central items which increased by £510 million to £782 million, largely comprising the £1,040 million charge relating to the civil settlement in principle with the DoJ. Expenses within NatWest Markets reduced from £925 million in H1 2017 to £586 million in H1 2018, reflecting lower strategic costs and lower other operating expenses as the Legacy business winds down.

●	Impairment losses were £1 million compared with a release of £24 million in H1 2017.
●
Profit from discontinued operations was £1,772 million in H1 2018 compared with £1,587 million in the prior year and included the results of the transfer of the businesses due to be included within the ring-fenced bank to subsidiaries of NatWest Holdings on 2 July 2018. Total income was £5,913 million (H1 2017 - £5,932 million). Operating expenses of £3,277 million were £205 million or 6% lower (H1 2017 - £3,482 million). For further details refer to Note 7.

●
NatWest Markets operating profit was £99 million compared with a loss of £34 million in H1 2017, despite lower income which was impacted by some turbulence in European bond markets and increased losses in the Legacy business in H1 2018 relative to H1 2017. Total income, which includes own credit adjustments, declined by £181 million to £686 million in H1 2018. Total expenses reduced by £339 million to £586 million mainly reflecting a reduction in strategic costs and lower other operating expenses as the Legacy business winds down.

Financial review

Group business review

	30 June 2018			31 December 2017
	NatWest	Central items		NatWest	Central items
	Markets	& other	Total	Markets	& other	Total
Balance sheet	£bn	£bn	£bn	£bn	£bn	£bn
Funded assets - continuing	118.7	0.3	119.0	103.1	(0.1)	103.0
of which: Core	109.1	0.3	109.4	92.0	(0.1)	91.9
of which: Legacy	9.6	-	9.6	11.1	-	11.1
Derivative assets - continuing	150.6	-	150.6	159.3	-	159.3
Total assets - continuing	269.3	0.3	269.6	262.4	(0.1)	262.3
Assets of disposal groups	-	461.8	461.8	-	463.9	463.9
Total assets	269.3	462.1	731.4	262.4	463.8	726.2

●
Total assets increased by £5.1 billion to £731.4 billion at 30 June 2018, compared with £726.2 billion at 31 December 2017. Assets of continuing operations increased by £7.3 billion to £269.6 billion at H1 2018. Funded assets of continuing operations, which exclude derivatives, increased by £16.0 billion to £119.0 billion at 30 June 2018.

●
Derivative assets and derivative liabilities were down £8.6 billion, 5%, to £150.6 billion and £9.5 billion, 6%, to £143.9 billion respectively. The movements in mark-to-market were driven by an upward shift in interest rate yields, particularly US dollar and sterling, partially offset by the strengthening US dollar.

●
Loans and advances to customers and customer accounts were up £0.9 billion and £6.8 billion to £50.3 billion and £45.9 billion respectively. The movement in loans and advances to customers was driven by reverse repo activity and loan facility drawdowns during H1 2018, partially offset by reduced cash collateral requirements with respect to derivatives. Customer accounts increased largely as a result of repo activity which outweighed the impact of lower derivative collateral requirements. Deposits by banks also increased £4.9 billion to £22.0 billion, largely due to repo activity.

●
Settlement balance assets and liabilities were up £5.8 billion and £4.9 billion to £8.3 billion and £7.7 billion respectively, reflecting increased trading in NatWest Markets compared with the low levels of client activity leading up to 2017 year end.

●
Debt securities and equity shares, as well as short positions, increased by £10.9 billion to £41.5 billion and by £6.5 billion to £35.0 billion respectively, reflecting client flow activity which increased in H1 2018 following year end 2017 lows.

●
Debt securities in issue increased by £3.4 billion to £15.8 billion, largely due to £3.6 billion of senior unsecured debt issuance during H1 2018. Subordinated liabilities, previously expected to transfer to NatWest Bank and therefore accounted for within disposal groups at year end 2017, will remain within NWM Plc and are reflected within continuing operations at 30 June 2018.

●
Assets and liabilities of disposal groups reflect businesses due to become part of the ring-fenced bank. These balances decreased by £2.1 billion and £18.1 billion to £461.8 billion and £414.7 billion respectively.

●
The distribution of NatWest Holdings reflects the approved transfer of the issued share capital to RBSG plc at balance sheet date, which became legally effective on 2 July 2018 in accordance with the NWM Plc capital reduction.

●	Owners’ equity decreased £23.9 billion to £11.4 billion, mainly reflecting the capital reduction.

Financial review

Continuing operations: Group balance sheet profile as at 30 June 2018
The Group balance sheet profile, presented on a continuing basis is summarised as follows:
Assets	£bn	£bn	Liabilities
Cash	0.3	-
Securities	41.5	35.0	Short positions
Loans - reverse repos (1)	38.6	38.6	Deposits - repos (2)
Loans - derivative collateral (3)	19.8	22.2	Deposits - derivative collateral (4)
Loans - other	9.8	7.0	Deposits - other
	-	15.8	Debt securities in issue
	-	6.5	Subordinated liabilities
Other assets	9.0	13.2	Other liabilities (5)
Funded assets	119.0	138.3	Liabilities excluding derivatives (5)
Derivative assets	150.6	143.9	Derivative liabilities
Total assets	269.6	282.2	Total liabilities (5)

	-	18.6	of which: wholesale funding (6)
	-	6.8	of which: short-term wholesale funding (6)

Net derivative assets	4.9	4.3	Net derivative liabilities

Notes:
(1) Comprises bank reverse repos of £9.4 billion (2017 - £11.9 billion) and customer reverse repos of £29.2 billion (2017 - £26.7 billion).
(2) Comprises bank repos of £7.5 billion (2017 - £4.0 billion) and customer repos of £31.1 billion (2017 - £24.3 billion).
(3) Comprises derivative collateral relating to banks of £8.0 billion (2017 - £6.8 billion) and customers of £11.8 billion (2017 - £14.7 billion).
(4) Comprises derivative collateral relating to banks of £12.3 billion (2017 - £12.4 billion) and customers of £9.9 billion (2017 - £10.3 billion).
(5) Excludes liabilities in respect of the approved distribution of NatWest Holdings.
(6) Excludes derivative collateral and internally held subordinated liabilities.
(7) The RBS Group liquidity portfolio includes cash and balances at central banks of £98.1 billion at 30 June 2018, including £14.0 billion relating to NatWest
Markets (2017 - £13.6 billion). The Group is expected to hold its own liquid asset portfolio by Q4 2018.
(8) Based on the current legal entity structure of the Group as at 30 June 2018, which excludes NatWest Markets N.V..

Capital and leverage ratios
Capital resources, RWAs and leverage based on the PRA transitional arrangements for the Bank are set out below. Regulatory capital is monitored and reported at legal entity level for significant subsidiaries of the RBS Group.

	30 June 2018	31 December 2017
Capital adequacy ratios	%	%
CET1	20.7	14.7
Tier 1	25.0	16.1
Total	32.8	18.7

Capital	£m	£m
CET1	9,359	20,169
Tier 1	11,292	21,966
Total	14,844	25,600

Risk-weighted assets
Credit risk
- non-counterparty	11,613	94,259
- counterparty	13,365	13,691
Market risk	16,065	15,809
Operational risk	4,152	13,052
Total RWAs	45,195	136,811

Leverage (1)
Leverage exposure (£m) (CRR Basis)	176,155	390,055
Tier 1 capital (£m)	11,292	21,966
Leverage ratio (%)	6.4	5.6

Notes:
(1)
Leverage exposure is broadly aligned to the accounting value of on and off-balance sheet exposures albeit subject to specific adjustments for derivatives, securities financing positions and off-balance sheet exposures.

(2)	CRR end-point for UK banks set by the PRA is 10.5% minimum total capital ratio, with a minimum CET1 ratio of 7.0%.

The impact of the capital reduction is reflected in the capital, leverage and RWA metrics as presented above for 30 June 2018.

Condensed consolidated income statement for the half year ended 30 June 2018 (unaudited)

	Half year ended
	30 June	30 June
	2018	2017
	£m	£m

Interest receivable	118	118
Interest payable	(184)	(120)

Net interest income	(66)	(2)

Fees and commissions receivable	169	146
Fees and commissions payable	(131)	(149)
Income from trading activities	663	735
Gain on redemption of own debt	-	2
Other operating income	(82)	76

Non-interest income	619	810

Total income	553	808
Operating expenses	(1,375)	(1,197)

Loss before impairment (losses)/releases	(822)	(389)
Impairment (losses)/releases	(1)	24

Operating loss before tax	(823)	(365)
Tax credit/(charge)	17	(51)

Loss from continuing operations	(806)	(416)
Profit from discontinued operations, net of tax	1,772	1,587

Profit for the period	966	1,171

Attributable to:
Non-controlling interests	1	2
Ordinary shareholders	965	1,169
	966	1,171

Condensed consolidated statement of comprehensive income for the half year ended 30 June 2018 (unaudited)

Profit for the period	966	1,171
Items that do not qualify for reclassification:
Loss on remeasurement of retirement benefit schemes	-	(26)
Profit/(loss) on fair value of credit in financial liabilities designated at
fair value through profit or loss due to own credit risk	59	(45)
Funding commitment to retirement benefit schemes (1)	(2,000)	-
Fair value through other comprehensive income (FVOCI) (2)	3	-
Tax	500	(8)
	(1,438)	(79)
Items that do qualify for reclassification:
FVOCI financial assets (2)	202	25
Cash flow hedges	(549)	(497)
Currency translation	(18)	90
Tax	104	140
	(261)	(242)
Other comprehensive loss after tax	(1,699)	(321)
Total comprehensive (loss)/income for the period	(733)	850

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	2	(1)
Ordinary shareholders	(735)	851

Notes:
(1)
On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing. NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees. Under the MoU NatWest Bank will make a contribution of £2 billion to strengthen funding of the Main section in recognition of the changes in covenant. The contribution will be made later in 2018.

(2)
Refer to Note 2 for further information on the impact of IFRS 9 on classification and basis of preparation, half year ended 30 June 2018 prepared under IFRS 9 and half year ended 30 June 2017 under IAS 39.

Condensed consolidated balance sheet as at 30 June 2018 (unaudited)

	30 June	31 December
	2018	2017
	£m	£m

Assets
Cash and balances at central banks	254	153
Amounts due from fellow subsidiaries	188	201
Other loans and advances to banks	17,669	19,061
Loans and advances to banks	17,857	19,262
Loans and advances to customers	50,303	49,374
Debt securities	41,356	30,539
Equity shares	156	87
Settlement balances	8,301	2,512
Amounts due from holding company and fellow subsidiaries	349	362
Other derivatives	150,299	158,916
Derivatives	150,648	159,278
Property, plant and equipment	150	159
Deferred tax	-	166
Prepayments, accrued income and other assets	547	829
Assets of disposal groups	461,797	463,878

Total assets	731,369	726,237

Liabilities
Amounts due to fellow subsidiaries	44	79
Other deposits by banks	21,920	17,014
Deposits by banks	21,964	17,093
Amounts due to holding company and fellow subsidiaries	6	6
Other customer accounts	45,866	39,097
Customer accounts	45,872	39,103
Debt securities in issue	15,790	12,362
Settlement balances	7,706	2,818
Short positions	35,041	28,527
Amounts due to holding company and fellow subsidiaries	441	486
Other derivatives	143,428	152,844
Derivatives	143,869	153,330
Provisions for liabilities and charges	4,500	3,979
Accruals and other liabilities	669	805
Deferred tax	345	128
Amounts due to holding company	5,723	-
Other subordinated liabilities	744	-
Subordinated liabilities	6,467	-
Approved distribution of NatWest Holdings	23,064	-
Liabilities of disposal groups	414,673	432,832

Total liabilities	719,960	690,977

Equity
Non-controlling interests	59	57
Owners’ equity	11,350	35,203

Total equity	11,409	35,260

Total liabilities and equity	731,369	726,237

Condensed consolidated statement of changes in equity for the half year ended 30 June 2018 (unaudited)

	Half year ended
	30 June	30 June
	2018	2017
	£m	£m
Called up share capital - at beginning and end of period	6,609	6,609
Share premium account - at beginning of period	26,807	26,807
Redemption of debt preference shares (1)	885	-
At end of period	27,692	26,807
Merger reserve - at beginning and end of period	10,881	10,881
Fair value through other comprehensive income reserve - at beginning of period (2)	300	291
Implementation of IFRS 9 on 1 January 2018	30	-
Unrealised gains	206	96
Realised gains	(4)	(71)
Tax	(45)	(7)
At end of period	487	309
Cash flow hedging reserve - at beginning of period	205	842
Amount recognised in equity	(191)	(161)
Amount transferred from equity to earnings	(358)	(336)
Tax	148	134
At end of period	(196)	479
Foreign exchange reserve - at beginning of period	953	817
Retranslation of net assets	(115)	132
Foreign currency gains/(losses) on hedges of net assets	17	(43)
Tax	1	13
Recycled to profit or loss on disposal of businesses	79	-
Transfer to retained earnings	-	4
At end of period	935	923
Retained earnings - at beginning of period	(10,552)	(10,490)
Implementation of IFRS 9 on 1 January 2018	(106)	-
(Loss)/profit attributable to ordinary and equity preference shareholders
- continuing operations	(803)	(416)
- discontinued operations	1,768	1,585
Approved distribution of NatWest Holdings (3)	(23,064)	-
Funding commitment to retirement benefit schemes (4)
- gross	(2,000)	-
- tax	516	-
Realised gains in period on FVOCI equity shares	3	-
Remeasurement of retirement benefit schemes
- gross	-	(26)
- tax	-	(20)
Changes in fair value of credit in financial liabilities designated as fair value through profit
- gross	59	(45)
- tax	(16)	12
Redemption of preference shares classified as equity (1)	(885)	-
Shares issued under employee share schemes	(2)	(5)
Share-based payments - gross	24	1
At end of period	(35,058)	(9,404)
Owners' equity at end of period	11,350	36,604
Non-controlling interests - at beginning of period	57	62
Currency translation adjustments and other movements	1	(3)
Profit attributable to non-controlling interests
- continuing operations	(3)	-
- discontinued operations	4	2
At end of period	59	61
Total equity at end of period	11,409	36,665
Total equity is attributable to:
Non-controlling interests	59	61
Ordinary shareholders	11,350	36,604
	11,409	36,665
Notes:
(1)	Issued by the Bank (formally RBS plc) to the parent company RBSG which were redeemed in April 2018.
(2)
Refer to Note 2 for further information on the impact of IFRS 9 on classification and basis of preparation, half year ended 30 June 2018 prepared under IFRS 9 and half year ended 30 June 2017 under IAS 39.

(3)
On 29 June 2018, the Court of Session in Edinburgh confirmed the reduction of the share capital and the cancellation of the share premium account and capital redemption reserve of NatWest Holdings Limited. The reduction included the return of capital to RBSG in the form of the entire issued share capital of NatWest Holdings Limited and a return of capital in cash for the remaining capital balance

(4)
On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees.  Under the MoU NatWest Bank will make a contribution of £2 billion to strengthen funding of the Main section in recognition of the changes in covenant. The contribution will be made later in 2018.

Condensed consolidated cash flow statement for the half year ended 30 June 2018 (unaudited)

	Half year ended
	30 June	30 June
	2018	2017
	£m	£m

Operating activities
Operating loss before tax from continuing operations	(823)	(365)
Profit before tax from discontinued operations	2,501	2,277
Adjustments for non-cash items	5,369	2,140
	7,047	4,052
Changes in operating assets and liabilities	(12,335)	15,897

Net cash flows from operating activities before tax	(5,288)	19,949
Income taxes paid	(143)	(201)
Net cash flows from operating activities	(5,431)	19,748
Net cash flows from investing activities	(3,447)	(4,315)
Net cash flows from financing activities	(1,082)	(4,137)
Effects of exchange rate changes on cash and cash equivalents	(61)	(110)

Net (decrease)/increase in cash and cash equivalents	(10,021)	11,186
Cash and cash equivalents at beginning of period	25,683	98,027

Cash and cash equivalents at end of period	15,662	109,213

Notes

1. Basis of preparation
The Group’s condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’ as adopted in the EU. They should be read in conjunction with the 2017 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
The Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 1 to 28. The risk factors which could materially affect the Group’s future results are described on pages 31 and 32.

Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2018 have been prepared on a going concern basis.

2. Accounting policies
In July 2014, the IASB published IFRS 9 ‘Financial instruments’ with an effective date of 1 January 2018. For further details see pages 98 and 99 of the Group’s 2017 Annual Report and Accounts and the Appendix (which is consistent with the RBS Group February 2018 IFRS 9 Transition report). There has been no restatement of accounts prior to 2018. The impact on the Group’s balance sheet at 1 January 2018 is as follows:

		Impact of IFRS 9
			Expected
	31 December	Classification &	credit		1 January
	2017	measurement	losses	Tax	2018
	£m	£m	£m	£m	£m
Cash and balances at central banks	153	-	-	-	153
Net loans and advances to banks	19,262	-	(8)	-	19,254
Net loans and advances to customers	49,374	30	(57)	-	49,347
Debt securities and equity shares	30,626	41	-	-	30,667
Other assets	467,544	486	(470)	(25)	467,535

Total assets	726,237	557	(535)	(25)	726,234

Total liabilities	690,977	-	82	(9)	691,050
Total equity	35,260	557	(617)	(16)	35,184
Total liabilities and equity	726,237	557	(535)	(25)	726,234

The Group’s principal accounting policies are as set out on pages 88 to 96 of the Group’s 2017 Annual Report and Accounts. From 1 January 2018 the accounting policies have been updated to reflect the adoption of IFRS 9, as mentioned above. Other than in relation to IFRS 9 other amendments to IFRS effective for 2018, including IFRS 15 ‘Revenue from contracts with customers’, IFRS 2 ‘Share-based payments’ and IAS 40 ‘Investment Property’ have not had a material effect on the Group’s 2018 Interim Results.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 96 to 98 of the Group’s 2017 Annual Report and Accounts. From 1 January 2018, the previous critical accounting policy relating to loan impairment provisions has been superceded on the adoption of IFRS 9 for which details are included in the Appendix (which is consistent with the details included in the RBS Group February 2018 IFRS 9 Transition report).

Notes

3. Operating expenses
	Half year ended
	30 June	30 June
	2018	2017
	£m	£m

Staff costs	(323)	(474)
Premises and equipment	(51)	(71)
Other administrative expenses (1)	(999)	(650)
Depreciation and amortisation	(2)	(2)

	(1,375)	(1,197)

Note:
(1)	Includes costs relating to residential mortgage backed securities and litigation and other regulatory – refer to Note 8 for further details.

4. Tax
The actual tax charge differs from the expected tax credit/(charge) computed by applying the standard rate of UK corporation tax of 19% (2017 - 19.25%) as analysed below:
	Half year ended
	30 June	30 June
	2018	2017
	£m	£m

Loss before tax	(823)	(365)

Expected tax credit	156	70
Losses and temporary differences in period where no deferred tax asset recognised	6	(142)
Foreign profits taxed at other rates	(8)	65
Items not allowed for tax
- losses on disposals and write-downs	(11)	-
- UK bank levy	(1)	(21)
- regulatory and legal actions	(152)	(1)
- other disallowable items	(5)	(10)
Non-taxable items	-	1
Losses brought forward and utilised	-	1
Banking surcharge	7	(8)
Adjustments in respect of prior periods	25	(6)

Actual tax credit/(charge)	17	(51)

At 30 June 2018, the Group has recognised a deferred tax asset of nil (31 December 2017 - £166 million) and a deferred tax liability of £345 million (31 December 2017 - £128 million). These amounts include a deferred tax asset recognised in respect of UK trading losses of £125 million (31 December 2017 - £125 million). Under UK tax legislation, these UK losses can be carried forward indefinitely. The Finance Act 2016 limited the offset of the UK banking losses carried forward to 25% of taxable profits. The Group has considered the carrying value of this asset as at 30 June 2018 and concluded that it is recoverable based on future profit projections.

Notes

5. Financial instruments: classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9/IAS 39. Assets and liabilities outside the scope of IFRS 9 are shown within other assets and other liabilities.
				Amortised	Other
	MFVTPL (1,2)		FVOCI (3)	cost	assets (4)	Total
Assets	£m		£m	£m	£m	£m

Cash and balances at central banks	-		-	254		254
Loans and advances to banks
- amounts due from fellow subsidiaries	185		-	3		188
- reverse repos	9,191		-	247		9,438
- other	7,988		-	243		8,231
Loans and advances to customers
- reverse repos	29,169		-	10		29,179
- other	13,120		-	8,004		21,124
Debt securities	38,336		481	2,539		41,356
Equity shares	37		119			156
Settlement balances	-			8,301		8,301
Derivatives
- amounts due from holding company
and fellow subsidiaries	349					349
- other	150,299					150,299
Assets of disposal groups					461,797	461,797
Other assets	-		-	-	697	697

30 June 2018	248,674		600	19,601	462,494	731,369

	Held-for-		Available-	Loans and	Other
	trading (1)	DFV (5)	for-sale	receivables	assets	Total
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	-	-	-	153		153
Loans and advances to banks
- amounts due from fellow subsidiaries	173	-	-	28		201
- reverse repos	11,844	-	-	36		11,880
- other	6,846	-	-	335		7,181
Loans and advances to customers
- reverse repos	24,427	-	-	2,308		26,735
- other	15,309	-	-	7,330		22,639
Debt securities	27,481	-	475	2,583		30,539
Equity shares	25	6	56	-		87
Settlement balances	-			2,512		2,512
Derivatives
- amounts due from holding company
and fellow subsidiaries	362					362
- other	158,916					158,916
Assets of disposal groups					463,878	463,878
Other assets	-	-	-	-	1,154	1,154

31 December 2017	245,383	6	531	15,285	465,032	726,237

For notes to this table refer to the following page.

Notes

5. Financial instruments: classification (continued)
	Held-for-		Amortised	Other
	trading (1)	DFV (5)	cost	liabilities (4)	Total
Liabilities	£m	£m	£m	£m	£m

Deposits by banks
- amounts due to fellow subsidiaries	21	-	23		44
- repos	6,255	-	1,247		7,502
- other	12,684	-	1,734		14,418
Customer accounts
- amounts due to holding company and fellow subsidiaries	-	-	6		6
- repos	31,115	-	1		31,116
- other	11,214	-	3,536		14,750
Debt securities in issue	1,071	2,760	11,959		15,790
Settlement balances	-		7,706		7,706
Short positions	35,041	-			35,041
Derivatives
- amounts due to holding company and fellow subsidiaries	441				441
- other	143,428				143,428
Subordinated liabilities
- amounts due to holding company	-	-	5,723		5,723
- other	-	399	345		744
Liabilities of disposal groups				414,673	414,673
Other liabilities	-	-	-	28,578	28,578

30 June 2018	241,270	3,159	32,280	443,251	719,960
	Held-for-		Amortised	Other
	trading (1)	DFV (5)	cost	liabilities	Total
	£m	£m	£m	£m	£m

Deposits by banks
- amounts due to fellow subsidiaries	29	-	50		79
- repos	4,029	-	-		4,029
- other	12,457	-	528		12,985
Customer accounts
- amounts due to holding company and fellow subsidiaries	-	-	6		6
- repos	24,333	-	-		24,333
- other	11,507	-	3,257		14,764
Debt securities in issue	1,107	3,299	7,956		12,362
Settlement balances	-		2,818		2,818
Short positions	28,527				28,527
Derivatives
- amounts due to holding company and fellow subsidiaries	486				486
- other	152,844				152,844
Liabilities of disposal groups				432,832	432,832
Other liabilities	-	-	-	4,912	4,912

31 December 2017	235,319	3,299	14,615	437,744	690,977

Notes:
(1)	Includes derivative assets held for hedging purposes of £1 million (31 December 2017 - nil) and derivative liabilities held for hedging purposes of £8 million (31 December 2017 - £10 million).
(2)	Mandatory fair value through profit or loss.
(3)	Fair value through other comprehensive income.
(4)	Substantially all of the assets and liabilities of disposal groups are held at amortised cost and none in Level 3 at fair value.
(5)	Designated as at fair value through profit or loss.

With the exception of changes to IFRS 9 from IAS 39 on 1 January 2018, there were no other reclassifications in either the half year ended 30 June 2018 or the year ended 31 December 2017.

Notes

5. Financial instruments: carried at fair value - valuation hierarchy
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the Group’s 2017 Annual Report and Accounts. Valuation, sensitivity methodologies and inputs at 30 June 2018 are consistent with those described in Note 9 to the Group’s 2017 Annual Report and Accounts.

The tables below show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3 and related level 3 sensitivities.

	Level				Level 3 sensitivity
	L1	L2	L3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

30 June 2018
Loans and advances	-	59.5	0.2	59.7	10	-
Debt securities	30.0	8.0	0.8	38.8	20	(10)
- of which FVOCI	0.2	0.3	-	0.5	-	-
Equity shares	-	-	0.2	0.2	20	(10)
- of which FVOCI	-	-	0.1	0.1	10	(10)
Derivatives	-	149.1	1.5	150.6	130	(110)

	30.0	216.6	2.7	249.3	180	(130)

Proportion	12.0%	86.9%	1.1%	100%

31 December 2017
Loans and advances	-	58.5	0.1	58.6	-	-
Debt securities	20.0	7.2	0.8	28.0	30	(10)
- of which AFS	0.2	0.3	-	0.5	-	-
Equity shares	-	-	0.1	0.1	-	-
Derivatives	-	157.5	1.7	159.2	160	(160)

	20.0	223.2	2.7	245.9	190	(170)

Proportion	8.1%	90.8%	1.1%	100%

Liabilities

30 June 2018
Deposits	-	61.0	0.3	61.3	30	(30)
Debt securities in issue	-	3.5	0.3	3.8	-	-
Short positions	29.5	5.5	-	35.0	-	-
Derivatives	-	142.5	1.4	143.9	90	(90)
Subordinated liabilities	-	0.4	-	0.4	-	-

	29.5	212.9	2.0	244.4	120	(120)
Proportion	12.1%	87.1%	0.8%	100.0%

31 December 2017
Deposits	-	52.1	0.2	52.3	20	(20)
Debt securities in issue	-	4.1	0.3	4.4	10	(10)
Short positions	23.7	4.8	-	28.5	-	-
Derivatives	-	151.8	1.6	153.4	90	(90)
	23.7	212.8	2.1	238.6	120	(120)
Proportion	9.9%	89.2%	0.9%	100.0%

Analysis of assets and liabilities of disposal groups
30 June 2018
Assets	41.8	3.4	0.3	45.5	20	-10
Liabilities	-	0.8	-	0.8	-	-

31 December 2017
Assets	37.0	7.3	0.5	44.8	20	-30
Liabilities	-	2.9	-	2.9	-	-

For notes to these tables refer to the following page.

Notes

5. Financial instruments: carried at fair value - valuation hierarchy continued
Notes:
(1)
Level 1 (L1): valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.

Level 2 (L2): valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.

Level 2 instruments included non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.

Level 3 (L3): instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Level 3 instruments primarily include cash instruments which trade infrequently, certain syndicated mortgage loans, unlisted equity shares, certain residual interests in securitisations, CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2) Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.
(3)
Refer to Note 2 for further information on the impact of IFRS 9 on classification and basis of preparation, half year ended 30 June 2018 prepared under IFRS 9 and year ended 31 December 2017 under IAS 39.

Movement in level 3 portfolios

	Half year ended 2018				Half year ended 2017
	MFVTPL	FVOCI	Total	Total	FVTPL	AFS	Total	Total
	assets (2)	assets	assets	liabilities	assets (2)	assets	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	2,867	96	2,963	2,096	4,050	342	4,392	2,943
Amount recorded in the income statement (1)	(25)	20	(5)	(198)	(392)	(1)	(393)	(206)
Amount recorded in the statement of comprehensive
income	-	(2)	(2)	-	-	(15)	(15)	-
Level 3 transfers in	491	-	491	197	255	266	521	304
Level 3 transfers out	(181)	(1)	(182)	(107)	(404)	-	(404)	(437)
Issuances	-	-	-	24	-	-	-	-
Purchases	596	-	596	191	810	1	811	269
Settlements	(412)	-	(412)	(104)	(96)	-	(96)	(128)
Sales	(705)	(4)	(709)	(134)	(797)	(156)	(953)	(323)
Transfer to disposal groups	-	-	-	-	(73)	(23)	(96)	(5)
Foreign exchange and other adjustments	1	2	3	-	(18)	(2)	(20)	9
At 30 June	2,632	111	2,743	1,965	3,335	412	3,747	2,426

Amounts recorded in the income statement in respect
of balances held at year end
- unrealised	(57)	18	(39)	(191)	(66)	-	(66)	630
- realised	8	3	11	7	139	-	139	(262)

Notes:
(1)
Net gains on MFVTPL instruments of £156 million (30 June 2017 - £88 million losses) were recorded in income from trading activities in continuing operations. Net gains on other instruments of £37 million (30 June 2017 - £3 million losses) were recorded in other operating income and interest income as appropriate in continuing operations. There were nil net gains or losses on FVTPL instruments (30 June 2017 - £89 million losses) and nil net gains or losses on other instruments (30 June 2017 - £7 million losses) in discontinued operations.

(2)	Mandatory Fair value through profit or loss (MFVTPL) comprises mandatory fair value through profit or loss predominantly and designated at fair value through profit or loss.

Notes

5. Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.
	30 June 2018		31 December 2017
	Carrying value	Fair value	Carrying value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	0.5	0.5	0.4	0.4
Loans and advances to customers	8.0	8.0	9.6	9.6
Debt securities	2.5	2.5	2.6	2.6

Financial liabilities
Deposits by banks	3.0	2.9	0.5	0.4
Customer accounts	2.7	2.8	2.3	2.2
Debt securities in issue	12.0	12.2	8.0	8.3
Subordinated liabilities	6.1	6.2	-	-

The table above excludes short-term financial instruments for which fair value approximates carrying value: cash and balances at central banks, settlement balances and certain deposits.

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

6. Loan impairment provision
The table below summarises exposures subject to the scope of the IFRS 9’s expected credit loss (ECL) framework and the related credit impairments.

	Stage 1		Stage 2		Stage 3		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	8,937	3.5	909	39.6	324	122.2	10,170	165.3
Currency translation and other adjustments	2	0.1	13	0.2	(2)	0.5	13	0.8
Transfers from Stage 1 to Stage 2	(55)	(0.2)	55	0.2	-	-	-	-
Transfers from Stage 2 to Stage 1	-	0.2	-	(0.2)	-	-	-	-

Net re-measurement of ECL on stage transfer	-	(0.2)	-	1.4	-	-	-	1.2
Changes in risk parameters (model inputs)	-	-	-	(0.5)	-	(5.8)	-	(6.3)
Changes to ECL models	-	-	-	4.8	-	-	-	4.8
Other changes in net exposure	1,042	4.7	(223)	(2.6)	(40)	(1.0)	779	1.1

Income statement charges/(releases)		4.5		3.1		(6.8)		0.8
Other balance sheet movements	-	-	-	-	-	(3.1)	-	(3.1)
Amounts written off	-	-	-	-	(30)	(30.0)	(30)	(30.0)
At 30 June 2018	9,926	8.1	754	42.9	252	82.8	10,932	133.8

Net carrying amount	9,918		711		169		10,798

Key points
●	ECL reduced by £31.5 million. This was due to £30 million of write-offs, partly offset by net impairment charges.
●	Stage 3 ECL consisted of legacy assets.
●
The £3 million charge in Stage 2 related to a change to the forward-looking modelling approach for point-in-time PDs. Economic predictions influence the coming 12-month period before PDs begin to revert to long-run averages. The reversion phase previously began after five years.

●	The £1.0 billion increase in Stage 1 loan exposure was the net of business-as-usual inflows and outflows.

Notes

7. Discontinued operations and assets and liabilities of disposal groups
The Bank’s PBB, CPB and certain parts of Central items due to be included in the ring-fenced bank were transferred to subsidiaries of NatWest Holdings in Q2 2018. This has been followed on 2 July 2018 by a transfer to RBSG of the NatWest Holdings group which comprised substantially all of the disposal group assets and liabilities at 30 June 2018. Accordingly, all of the activities to be undertaken by NatWest Holdings and its subsidiaries are classified as a disposal group at 30 June 2018 and presented as discontinued operations, with comparatives re-presented. £0.4 billion of gains from the FVOCI reserve, £0.3 billion of losses from the cash flow hedging reserve and £0.8 billion of gains from the foreign exchange reserve are attributable to the NatWest Holdings disposal group.

Profit from discontinued operations, net of tax
	Half year ended
	30 June	30 June
	2018	2017
NatWest Holdings	£m	£m
Interest receivable	5,178	5,232
Interest payable	(932)	(1,033)

Net interest income	4,246	4,199
Non-interest income	1,667	1,733

Total income	5,913	5,932
Operating expenses	(3,277)	(3,482)

Profit before impairment losses	2,636	2,450
Impairment losses	(135)	(173)

Operating profit before tax	2,501	2,277
Tax charge	(729)	(690)

Profit from discontinued operations, net of tax	1,772	1,587

Other comprehensive gain from discontinued operations for the half year ended 30 June 2018 was £93 million (H1 2017 - £1,322 million gain).

Operating cash flows attributable to discontinued operations
	Half year ended
	30 June	30 June
	2018	2017
	£m	£m

Net cash flows from operating activities	10,372	14,727
Net cash flows from investing activities	(3,303)	(2,132)
Net cash flows from financing activities	(148)	(4,137)
Net increase in cash and cash equivalents	7,295	8,711

Notes

8. Provisions for liabilities and charges
		Litigation
		and other
		regulatory	Property and
	DoJ (1)	(incl. RMBS)	other	Total
	£m	£m	£m	£m
At 1 January 2018	3,243	412	324	3,979
Disposals	-	-	(1)	(1)
RMBS transfers (1)	(683)	683	-	-
Currency translation and other movements	115	2	(23)	94
Charge to income statement	1,040	16	10	1,066
Releases to income statement	-	(298)	(28)	(326)
Provisions utilised	-	(264)	(48)	(312)

At 30 June 2018	3,715	551	234	4,500

Notes:
(1)	The RMBS provision has been redesignated DoJ and the remaining RMBS litigation matters transferred to Litigation and other regulatory as of 1 January 2018 to reflect progress on resolution.
(2)	Provisions of £2.4 billion are included within liabilities of disposal groups.

Department of Justice
In May 2018, RBSG reached a civil settlement in principle to resolve the DoJ’s RMBS investigation. Under the terms of the proposed settlement, RBSG agreed, in principle, to pay a civil monetary cash penalty of US$4,901 million (£3,715 million). Of this amount, US$3,461 million (£2,675 million) is covered by existing provisions. An additional charge of US$1,440 million (£1,040 million) was taken in May 2018.

Litigation and other regulatory (inc.RMBS)
The Group is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made.

In the US, RBS group companies are subject to civil litigation and investigations relating to their issuance and underwriting of US RMBS. Detailed descriptions of such matters are given in Note 10.

In March 2018, the New York Attorney General announced that it had resolved its RMBS investigation. RBS Financial Products Inc. paid US$100 million (£73 million) to the State of New York, and provided US$400 million of consumer relief credits at a cost of approximately US$130 million (£94 million). In July 2018, the Illinois Attorney General announced that it too had resolved its RMBS investigation. RBS Financial Products Inc. paid US$20 million (£15 million) to the State of Illinois to settle this matter.

The Group has released a provision of US$318 million (£241 million) which had been established to cover a judgment in favour of the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) in civil RMBS litigation against NatWest Markets Securities Inc. and Nomura Holding America Inc. and subsidiaries. In July 2018, Nomura paid the full amount due under the judgment, thereby extinguishing NatWest Markets Securities Inc.'s liability in this case.

Notes

9. Contingent liabilities and commitments
	30 June	31 December
	2018 (1)	2017
	£m	£m

Guarantees and assets pledged as collateral security	475	523
Other contingent liabilities	224	534
Standby facilities, credit lines and other commitments	10,543	11,765

Contingent liabilities and commitments	11,242	12,822

Contingent liabilities arise in the normal course of the Group’s business; credit exposure is subject to the bank’s normal controls. The amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

10. Litigation, investigations and reviews
NWM Plc and its subsidiary and associated undertakings (the “Group”) are party to legal proceedings and the subject of investigation and other regulatory and governmental action (‘Matters’) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

The Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 30 June 2018 (refer to Note 8).

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on the Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

In respect of certain Matters described below, the Group has established a provision and in certain of those Matters, it has indicated that it has established a provision. The Group generally does not disclose information about the establishment or existence of a provision for a particular Matter where disclosure of the information can be expected to prejudice seriously the Group’s position in the Matter.

There are situations where the Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations, even for those Matters for which the Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that the Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, the Group has not been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. The Group expects that in future periods additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with the Group’s litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out in RBS Group’s 2017 Annual Report and Accounts on page 372 and in RBS Group’s 2017 Annual Report on Form 20-F on page 349.

Notes

10. Litigation, investigations and reviews continued
Litigation
Residential mortgage-backed securities (RMBS) litigation in the US
NWM Securities Inc., and certain affiliates are defending a number of RMBS-related claims in the US. In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

NWM Securities Inc. was a defendant in a lawsuit relating to RMBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries, filed by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). In May 2015, the United States District Court for the Southern District of New York found Nomura and NWM Securities Inc. liable with respect to the sale of certain RMBS on the ground that the offering documents had contained materially misleading statements about the mortgage loans that backed the securitisations. This decision was affirmed by the United States Court of Appeals for the Second Circuit in September 2017, and on 25 June 2018, the United States Supreme Court rejected the defendants’ request for review of the judgment. In July 2018, Nomura paid the full amount due under the judgment, thereby extinguishing NWM Securities Inc.’s liability in the case. As a result, the provision previously established to cover this liability has been released.

NWM Securities Inc. remains a defendant in a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. NWM Securities Inc. settled this matter for US$55.3 million, which has been paid into escrow pending court approval of the settlement.

In addition to the above, the remaining RMBS lawsuits consist of cases filed by the Federal Home Loan Banks of Boston and Seattle and the Federal Deposit Insurance Corporation that together involve the issuance of less than US$1 billion of RMBS issued primarily from 2005 to 2007.

London Interbank Offered Rate (LIBOR) and other rates litigation
NWM Plc, certain of its subsidiaries, and RBSG are defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that these NWM defendants and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, were made part of a coordinated proceeding in the United States District Court for the Southern District of New York. In December 2016, the district court held that it lacks personal jurisdiction over NWM defendants with respect to certain claims. As a result of that decision, all NWM defendants have been dismissed from each of the USD LIBOR-related class actions (including class actions on behalf of over-the-counter plaintiffs, exchanged-based purchaser plaintiffs, bondholder plaintiffs, and lender plaintiffs), but six non-class cases in the coordinated proceeding remain pending against NWM defendants. The dismissal of NWM defendants for lack of personal jurisdiction is the subject of a pending appeal to the United States Court of Appeals for the Second Circuit.

Notes

10. Litigation, investigations and reviews continued
Among the non-class claims dismissed by the New York federal court in December 2016 were claims that the US Federal Deposit Insurance Corporation (FDIC) had asserted on behalf of certain failed US banks. On 10 July 2017, the FDIC, on behalf of 39 failed US banks, commenced substantially similar claims against NWM Plc, RBSG, and others in the High Court of Justice of England and Wales. The action alleges that the defendants breached English and European competition law as well as asserting common law claims of fraud under US law.

There are also two class actions against NWM defendants relating to JPY LIBOR and Euroyen TIBOR, both pending before the same judge in the United States District Court for the Southern District of New York. In the first class action, which relates to Euroyen TIBOR futures contracts, the court dismissed the plaintiffs’ antitrust claims in March 2014, but declined to dismiss their contract claims under the Commodity Exchange Act for price manipulation, and the case is proceeding in the discovery phase. The second class action relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR. The court dismissed that case on 10 March 2017 on the ground that the plaintiffs lack standing. Plaintiffs have commenced an appeal of that decision.

NWM defendants are also defending class actions relating to (i) Euribor, (ii) Swiss Franc LIBOR (iii) Pound sterling LIBOR, (iv) the Singapore Interbank Offered Rate and Singapore Swap Offer Rate, and (v) the Australian Bank Bill Swap Reference Rate, all of which are pending before other judges in the United States District Court for the Southern District of New York. On 21 February 2017, the court in the action relating to Euribor dismissed all claims alleged against NWM Plc (the only NWM defendant in that case) for lack of personal jurisdiction. On 18 August 2017, the court in the action relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate dismissed all claims against NWM defendants for lack of personal jurisdiction; however, the court allowed the plaintiffs to replead their complaint, and defendants’ renewed motion to dismiss the amended complaint is pending.

On 25 September 2017, the court in the action relating to Swiss Franc LIBOR dismissed all claims against all defendants on various grounds; however, the court held that it has personal jurisdiction over NWM Plc and allowed the plaintiffs to replead their complaint, and defendants’ renewed motion to dismiss the amended complaint is pending. The other matters described in the preceding paragraph (relating to Pound Sterling LIBOR and the Australian Bank Bill Swap Reference Rate) are subject to motions to dismiss that are currently pending.

NWM Markets Plc has also been named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel.

Details of UK litigation claims in relation to the sale of interest rate hedging products (IRHPs) involving LIBOR-related allegations are set out under ‘Interest rate hedging products litigation’ on page 22. Details of LIBOR investigations involving Group companies are set out under ‘Investigations and reviews’ on page 24.

ISDAFIX antitrust litigation
In 2015, NWM Plc reached an agreement to settle class action claims filed in the United States District Court for the Southern District of New York relating to alleged manipulation of USD ISDAFIX rates. Pursuant to the settlement, NWM Plc paid US$50 million into escrow pending final court approval of the settlement, which was granted on 1 June 2018.

FX antitrust litigation
NWM Plc, NWM Securities Inc., and RBSG are defendants in several purported class action cases relating to NWM Plc’s foreign exchange (FX) business, each of which is pending before the same federal judge in the United States District Court for the Southern District of New York. In 2015, these NWM defendants settled the consolidated antitrust class action which asserted claims on behalf of persons who entered into (a) over-the-counter foreign exchange (FX) spot transactions, forwards, swaps, futures, options or other FX transactions the trading or settlement of which is related in any way to FX rates, or (b) exchange-traded FX instruments. Following the Court’s preliminary approval of the settlement in December 2015, NWM Plc paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement.

Notes

10. Litigation, investigations and reviews continued
A second FX-related class action on behalf of ‘consumers and end-user businesses,’ is proceeding in the discovery phase following the court’s denial of the defendants’ motions to dismiss in March 2018.

A third FX-related class action, asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, including claims based on alleged non-collusive FX-related conduct, was dismissed in September 2016 on the ground that the plaintiffs failed to plead that the defendants had ERISA-based fiduciary duties to the plaintiffs. On 10 July 2018, the United States Court of Appeals for the Second Circuit affirmed the dismissal of this case.

A fourth FX-related class action asserts federal and state antitrust claims on behalf of ‘indirect purchasers’ of FX instruments, which plaintiffs define as persons who were indirectly affected by FX instruments that others entered into directly with defendant banks or on exchanges. On 15 March 2018, the court granted defendants’ motion to dismiss this case on a number of grounds, including failure to plead proximate cause and antitrust standing. Plaintiffs are seeking permission to file an amended complaint.

On 12 July 2017, Alpari (US) LLC (Alpari) filed a class action complaint against NWM Securities Inc. and RBSG alleging they breached contracts with Alpari and other counterparties by rejecting FX orders placed over electronic trading platforms through the application of a function referred to as ‘Last Look’, and that the rejected orders were later filled at prices less favourable to putative class members. The complaint contains claims for breach of contract and unjust enrichment. On 12 April 2018, the court granted defendants’ motion to compel arbitration of Alpari’s claims.

Certain other foreign exchange transaction related claims have been or may be threatened against Group companies in the US and other jurisdictions. The Group cannot predict whether any of these claims will be pursued, but expects that several may.

US Treasury securities antitrust litigation
NWM Securities Inc. is a defendant in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that NWM Securities Inc. and the other defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The defendants’ motion to dismiss this matter remains pending.

Swaps antitrust litigation
NWM Plc, NWM Securities Inc., and RBSG, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the United States District Court for the Southern District of New York alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities, TeraExchange, Javelin, and trueEx (which filed its claims on 14 June 2018). The swap exchange facilities allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means.

In July 2017, the Court overseeing these matters dismissed all claims relating to the 2008 - 2012 time period, but declined to dismiss certain antitrust and unjust enrichment claims covering the 2013 - 2016 time period. Discovery is ongoing.

In addition, on 8 June 2017, TeraExchange filed a complaint against NWM Plc, NWM Securities Inc., and RBSG, as well as a number of other credit default swap dealers, in the United States District Court for the Southern District of New York, this time relating to credit default swaps instead of interest rate swaps. TeraExchange alleges it would have established exchange-like trading of credit default swaps if the defendant dealers had not engaged in an unlawful antitrust conspiracy. The defendants have filed a motion to dismiss the complaint in this matter.

Notes

10. Litigation, investigations and reviews continued
Total Value Annuity litigation
On 22 May 2018, a class action complaint was filed in the United States District Court for Kansas against Security Benefit Life, Guggenheim Partners and NWM Plc. The complaint alleges that the defendants conspired to defraud purchasers of Security Benefit Life’s Total Value Annuity, an annuity product linked to the Annuity Linked TVI Index maintained by NWM Plc.

Thornburg adversary proceeding
NWM Securities Inc. and certain affiliates, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. In September 2014, the Court largely denied the defendants' motion to dismiss this matter and, as a result, discovery is ongoing.

Interest rate hedging products and similar litigation
NWM Plc is dealing with a large number of active litigation claims in the UK in relation to the alleged mis-selling of interest rate hedging products (IRHPs). In general claimants allege that the relevant IRHPs were mis-sold to them, with some also alleging that misrepresentations were made in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme for IRHPs, as well as customers who were outside of the scope of that programme, which was closed to new entrants on 31 March 2015. NWM Plc remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Property Alliance Group (PAG) v NatWest Markets Plc was the leading case before the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The amount claimed was £34.8 million and the trial ended in October 2016. In December 2016 the Court dismissed all of PAG’s claims. PAG appealed that decision, and the Court of Appeal’s judgment dismissing the appeal was handed down on 2 March 2018. The decision may impact other IRHP and LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts. On 24 July 2018 the Supreme Court declined the request from PAG for permission to appeal an aspect of the judgment relating to implied representations of Sterling LIBOR rates.

The case of London Bridge Holdings Ltd and others v NatWest Markets Plc had been stayed pending the outcome of the application to appeal to the Supreme Court by PAG. The sum claimed in that case is £446.7 million.

Separately, NWM Plc is defending claims filed in France by five French local authorities relating to structured interest rate swaps. The plaintiffs allege, among other things, that the swaps are void for being illegal transactions, that they were mis-sold, and that information / advisory duties were breached. Four of the claims were dismissed but are the subject of pending appeals. The fifth claim remains to be heard before the lower courts.

Tax dispute
HMRC issued a tax assessment in 2012 against NWM Plc for approximately £86 million regarding a value-added-tax (‘VAT’) matter in relation to the trading of European Union Allowances (‘EUAs’) by an RBS Group joint venture subsidiary in 2009. NWM Plc has commenced legal proceedings before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the ‘Tax Dispute’). In the event that the assessment is upheld, interest and costs would be payable, and a penalty of up to 100 per cent of the VAT held to have been legitimately denied by HMRC could also be levied. Separately, NWM Plc is a named defendant in proceedings before the High Court brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in EUAs in 2009 and are alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants claim approximately £80 million plus interest and costs and allege that NWM Plc dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter concluded on 20 July 2018 and judgment is awaited.

Notes

10. Litigation, investigations and reviews continued
US Anti-Terrorism Act litigation
NWM Plc, NWM N.V. and certain other financial institutions are defendants in an action pending in the United States District Court for the Southern District of New York, filed in November 2017, by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in more than 55 attacks in Iraq between 2003 and 2011. The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. The defendants have made a motion to dismiss this matter which is currently pending.

Securities underwriting litigation
NWM Securities Inc. is an underwriter defendant in several securities class actions in the US in which plaintiffs generally allege that an issuer of public debt or equity securities, as well as the underwriters of the securities (including NWM Securities Inc.), are liable to purchasers for misrepresentations and omissions made in connection with the offering of such securities.

Investigations and reviews
The Group’s financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. Group companies have engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

Group companies have been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The Group is co-operating fully with the investigations and reviews described below.

RMBS and other securitised products investigations
In the US, Group companies, including NWM Securities Inc. and its affiliates, are or have been involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the US Department of Justice (DoJ) and certain state attorneys general, relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities and collateralised debt obligations (CDOs).

On 10 May 2018, RBS Group reached a civil settlement in principle to resolve the DoJ’s RMBS investigation. Under the terms of the proposed settlement, RBS Group, agreed, in principle, to pay a civil monetary cash penalty of US$4.9 billion. Of this amount, US$3.46 billion is covered by existing provisions, with an additional provision of US$1.44 billion taken in H1 2018.

On 6 March 2018, the New York Attorney General announced that it had resolved its RMBS investigation. RBS Financial Products Inc. paid US$100 million to the State of New York, and provided US$400 million of consumer relief credits at a cost of approximately US$130 million.

Notes

10. Litigation, investigations and reviews continued
On 3 July 2018, the Illinois Attorney General announced that it too had resolved its RMBS investigation. RBS Financial Products Inc. paid US$20 million to the State of Illinois to settle this matter.

Certain other state attorneys general sought information regarding the same or similar issues, and the Group is aware that at least one such investigation is ongoing.

On 26 October 2017, the United States Attorney for the District of Connecticut (USAO) announced that it had entered into a Non-Prosecution Agreement (NPA) with NWM Securities Inc. in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. The NPA required NWM Securities Inc. to pay a penalty of US$35 million, reimburse customers at least US$9.1 million, and continue to co-operate with the investigation.

The USAO agreed in the NPA not to file criminal charges against NWM Securities Inc. relating to certain conduct and information described in the NPA if NWM Securities Inc. complies with the NPA during its one-year term. In March and December 2015, two former NWM Securities Inc. traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at NWM Securities Inc.

US mortgages - loan repurchase matters
Group companies in North America, including NWM Securities Inc. and its affiliates, were purchasers of non-agency residential mortgages in the secondary market, and issuers and underwriters of non-agency RMBS.

In issuing RMBS, Group companies in some circumstances made representations and warranties regarding the characteristics of the underlying loans. As a result, Group companies may be, or may have been, contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. Depending on the extent to which such loan repurchase related claims are pursued against and not rebutted by Group companies on timeliness or other grounds, the aggregate potential impact on Group companies, if any, may be material.

LIBOR and other trading rates
From February 2013 to December 2016, NWM Plc and other Group companies entered into settlements with various governmental authorities in relation to investigations into submissions, communications and procedures around the setting of LIBOR and other interest rates and interest rate trading, which, among other things, required the payment of significant penalties. As part of these resolutions, Group companies made certain undertakings regarding benchmark interest rates, including the undertakings contained in its February 2013 resolution with the Commodity Futures Trading Commission (CFTC).

Group companies continue to co-operate with investigations and requests for information by various other governmental and regulatory authorities, including in the UK, US and APAC.

On 3 February 2017, it was announced that NWM Plc and the CFTC entered into a civil settlement resolving the CFTC’s investigation of ISDAFIX and related trading activities. As part of the settlement, NWM Plc has paid a penalty of US$85 million and agreed to certain undertakings.

Foreign exchange related investigations
In 2014 and 2015, NWM Plc paid significant penalties to resolve investigations into its FX business by the FCA, the CFTC, the DoJ, and the Board of Governors of the Federal Reserve System (Federal Reserve). As part of its plea agreement with the DoJ, NWM Plc pled guilty to a one-count information charging an antitrust conspiracy occurring between as early as December 2007 to at least April 2010. NWM Plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market. On 5 January 2017, the United States District Court for the District of Connecticut imposed a sentence on NWM Plc consisting of a US$395 million fine and a three-year probation, which among other things, prohibits NWM Plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and requires NWM Plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). A violation of the terms of probation could lead to the imposition of additional penalties.

Notes

10. Litigation, investigations and reviews continued

As part of the settlement with the Federal Reserve, NWM Plc and NWM Securities Inc. entered into a cease and desist order (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, NWM Plc and NatWest Markets Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. NWM Plc and NWM Securities Inc. are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

NWM Plc and other Group companies are co-operating with investigations and responding to inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in NWM Plc’s FX business. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and may well be material.

Judicial Review of Skilled Person’s role in IRHP review
RBS Group companies have been named as interested parties in a number of claims for judicial review of KPMG’s decisions as Skilled Person in RBS Group’s previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

All of these claims were stayed pending the outcome of the other bank’s case. The trial in that case was heard in January 2016. The court decided in favour of KPMG, finding that (1) KPMG is not a body amenable to judicial review in respect of its role as Skilled Person in this matter; and (2) that there was no unfairness by the other bank in the procedure adopted. The claimant was granted permission to appeal that decision, and the appeal hearing took place in May 2018.

The majority of the claims that name RBS Group as an interested party have been discontinued but there are still several cases which remain stayed pending the outcome of the appeal in the other bank’s case. If the appeal court finds that a section 166-appointed Skilled Person is susceptible to judicial review, these remaining claims against RBS Group may then proceed to full hearing to assess the fairness of KPMG’s role in the redress programme in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally. As there remains some uncertainty, it is not practicable reliably to estimate the impact of this matter, if any, on NWM Plc which may be material.

Governance and risk management consent order
In July 2011, RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (‘the Governance Order’) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of NWM Plc and NWM N.V.. RBS Group entities’ obligations under the Governance Order were terminated by the regulators in the first half of 2018.

US dollar processing consent order
In December 2013 RBS Group and NWM Plc agreed a settlement with the Federal Reserve, the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to NWM Plc’s historical compliance with US economic sanction regulations outside the US by business lines that were then located within that entity. As part of the settlement, RBS Group and NWM Plc entered into a consent Cease and Desist Order with the Federal Reserve (US Dollar Processing Order), which remains in effect until terminated by the Federal Reserve. The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBS Group and NWM Plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the US comply with applicable OFAC regulations.

Notes

10. Litigation, investigations and reviews continued

RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by RBS Group’s global business lines outside the US, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, RBS Group has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

Under the US Dollar Processing Order (as part of the OFAC compliance programme) RBS Group was required to appoint an independent consultant to conduct an annual review of OFAC compliance policies and procedures and their implementation and an appropriate risk-focused sampling of US dollar payments. RBS Group appointed the independent consultant and their reports have been submitted annually. No reportable issues have been identified.

11. Segmental analysis
The business is organised into the following reportable segments:

●	NatWest Markets which is a single reportable segment; and

●	Central items & other which comprises corporate functions and includes disposal groups.

Changes to business segments due to implementing the legislation following the recommendations of the Independent Commission on Banking:
As detailed in Note 7 the Group transferred the businesses previously reported in the following operating segments to subsidiaries of NatWest Holdings in Q2 2018. On 2 July 2018 NatWest Holdings was transferred to RBSG.  Accordingly, the activities of these businesses are classified as disposal groups in all periods and presented as discontinued operations, with comparatives re-presented. Disposal group balances are presented in Central items & other.

Previous operating segments within disposal groups:
●	Personal & Business Banking (PBB), previously comprised two reportable segments, UK Personal & Business Banking (UK PBB) and Ulster Bank RoI.

●	Commercial & Private Banking (CPB), previously comprised two reportable segments, Commercial Banking and Private Banking.

Analysis of operating profit/(loss)
The following tables provide a segmental analysis of operating profit/(loss) by main income statement captions.

	Net		Other non-			Impairment
	interest	Net fees and	interest	Total	Operating	(losses)/	Operating
	income	commissions	income	income	expenses	releases	profit/(loss)
Half year ended 30 June 2018	£m	£m	£m	£m	£m	£m	£m

NatWest Markets	74	12	600	686	(586)	(1)	99
Central items & other	(140)	26	(19)	(133)	(789)	-	(922)
Total	(66)	38	581	553	(1,375)	(1)	(823)

Half year ended 30 June 2017

NatWest Markets	65	(11)	813	867	(925)	24	(34)
Central items & other	(67)	8	-	(59)	(272)	-	(331)
Total	(2)	(3)	813	808	(1,197)	24	(365)

Notes

11. Segmental analysis continued

			Half year ended
	30 June 2018			30 June 2017
	External	Inter	Total	External	Inter	Total
		segment			segment
Total revenue	£m	£m	£m	£m	£m	£m

NatWest Markets	887	236	1,123	1,068	343	1,411
Central items & other	(19)	(236)	(255)	9	(343)	(334)

Total	868	-	868	1,077	-	1,077

Analysis of net fees and commissions
		Central items
	NatWest Markets	& other	Total
Half year ended 30 June 2018	£m	£m	£m

Fees and commissions receivable
Payment services	1	-	1
Lending (credit facilities)	39	-	39
Brokerage	45	-	45
Trade finance	2	-	2
Underwriting fees	92	-	92
Other	43	(53)	(10)
Total	222	(53)	169

Fees and commissions payable	(210)	79	(131)

Net fees and commissions	12	26	38

Half year ended 30 June 2017
Fees and commissions receivable
Lending (credit facilities)	45	-	45
Brokerage	38	-	38
Investment management	1	-	1
Trade finance	3	-	3
Underwriting fees	66	-	66
Other	98	(105)	(7)
Total	251	(105)	146

Fees and commissions payable	(262)	113	(149)

Net fees and commissions	(11)	8	(3)

Total assets and liabilities
	30 June 2018		31 December 2017
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

NatWest Markets	269,273	266,333	262,432	248,427
Central items & other	462,096	453,627	463,805	442,550

Total	731,369	719,960	726,237	690,977

Notes

12. Related party transactions

UK Government
During 2018, the UK Government’s interest in the RBS Group reduced from 70.1% to 62.4%.  The Group continued to  transact with bodies controlled by or related to the UK Government on an arm’s length basis.

Service entity
On 30 April 2018, in preparation for ring-fencing, NWM Plc ceased to be the main provider of shared service activities for the RBS Group.

Other related parties
There have been no material changes to the disclosures concerning the Group’s other related parties included in the 2017 Annual Report and Accounts.

13. Date of approval
The Interim results for the half year ended 30 June 2018 were approved by the Board of directors on 2 August 2018.

14. Post balance sheet events
NWM capital reduction
On 29 June 2018 the Court of Session in Scotland approved the Bank’s capital reduction which was completed on 2 July 2018 which effected primarily through a distribution in specie the transfer of NatWest Holdings to RBSG.

Professional indemnity insurance policies agreement
On 27 July 2018, the RBS Group reached an agreement with certain insurers and third parties in respect of claims made under certain 2007 – 2009 insurance policies which provided coverage to RBS Group subsidiaries for certain losses.  As a result of the settlement, NWM Plc and subsidiaries expect to recognise £140 million of the aggregate settlement amount.

Ring-fencing preparation
On 31 July 2018, the RBS Group received sanction from the Court of Session in Scotland, following approval from the Prudential Regulation Authority, to implement a second Ring-Fencing Transfer Scheme (RFTS) to transfer the customer interest rate and foreign exchange derivatives business of NatWest Plc to NWM Plc.

Other than matters disclosed, there have been no further significant events between 30 June 2018 and the date of approval of this announcement.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

●	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';
●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

●	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Frank Dangeard Chairman	Chris Marks Chief Executive	Richard Place Chief Financial Officer

2 August 2018

Board of directors

Chairman	Executive directors	Non-executive directors
Frank Dangeard	Chris Marks Richard Place	Vivek Ahuja Brendan Nelson Sarah Wilkinson

Independent review report to NatWest Markets plc

We have been engaged by NatWest Markets plc (“the Company” or “the Group”) to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2018 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, related Notes 1 to 14 and the IFRS 9 Accounting policies update set out in the Appendix (together “the condensed consolidated financial statements”). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2018 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority

Ernst & Young LLP
Statutory Auditor
London, United Kingdom
2 August 2018

Summary risk factors

Summary of our principal risks and uncertainties
Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Capital and risk management section of the 2017 Annual Report and Accounts. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties or of the Group’s 2017 Annual Report and Accounts risk factor disclosures. A fuller description of these and other risk factors is included on pages 189 to 222 of the 2017 Annual Report and Accounts.

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The Group is currently reliant on the RBS Group for capital, liquidity and funding support but is currently transitioning to becoming a standalone subgroup to comply with the UK ring-fencing requirements. In addition, the Group’s ability to meet its internal MREL requirements is substantially reliant on RBSG’s ability to issue sufficient amounts of external MREL securities and downstream the proceeds to the Group.
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The viability of the Bank depends on its ability to access sources of liquidity and funding. If the Bank is unable to raise adequate funds in the capital markets on acceptable terms or at all, its liquidity position could be adversely affected which may require unencumbered assets to be liquidated or may result in higher funding costs which may impact the Group’s margins and profitability. In addition, the Group’s borrowing costs, its access to the debt capital markets and its sources of liquidity depend significantly on its and the RBS Group’s credit ratings and, to a lesser extent, on the UK sovereign ratings. Any reductions in the long-term or short-term credit ratings of RBSG and, in particular, the Bank, including downgrades below investment grade, could adversely affect the Group’s issuance capacity in the financial markets, increase the funding and borrowing costs of the Group, require the Group to replace funding lost due to the downgrade, limit the range of counterparties and clients willing to enter into transactions with the Group, and adversely affect its competitive position, all of which could have a material adverse impact on the Group’s earnings, cash flow and financial condition.
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The Group’s businesses and performance can be negatively affected by actual or perceived economic conditions in the UK and globally and other risks arising out of geopolitical events and political developments. In particular, the Group is subject to political risks, as well as economic, regulatory and political uncertainty arising from the vote to leave in the referendum on the UK’s membership of the European Union (EU Referendum) and more generally arising from changes in UK government policies, including as a shareholder of RBSG. Following the EU Referendum, and pursuant to the exit process triggered under Article 50 on the Treaty on the European Union, the UK is scheduled to leave the EU on 29 March 2019. The terms of such departure, including any transition period, and the resulting economic, trading and legal relationships with both the EU and other counterparties are currently unclear and subject to significant uncertainty. In preparation for leaving the EU, the European Union (Withdrawal) Act received Royal Assent on 26 June 2018 and secondary legislation is in the process of being released. Together with other global risks including risks arising out of geopolitical events, these uncertainties as well as the impact on the UK’s political, economic, trading and legal frameworks could adversely impact the Group’s business, results of operations, financial condition and prospects.
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The Group’s operations are highly dependent on its and the RBS Group’s IT systems and the RBS Group and the Group are exposed to cyberattacks. A failure of its or the RBS Group’s IT systems (including as a result of the lack of or untimely investments) or a failure to prevent or defend itself from cyberattacks (and provide, as appropriate, notification of them) could adversely affect the Group’s operations, results of operations, competitive position and reputation and could expose the RBS Group or the Group to regulatory sanctions.
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The Group has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and has sought to comply with recovery and resolution requirements as well as the implementation of the UK ring-fencing regime. Further changes to the Group’s operations and business will also be required as a result of Brexit. These various transformation and restructuring activities are costly and complex, with significant execution and operational risks.
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The Group’s ability to meet the targets and expectations which accompany its own and the RBS Group’s transformation programme, including with respect to its cost reduction programme, its strategic costs and its ability to produce a profit, are subject to various internal and external risks and are based on a number of key assumptions and judgments any of which may prove to be inaccurate.
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The Group’s businesses are exposed to the effect of movements in interest rates and currency rates, which could have a material adverse effect on the results of operations, financial condition or prospects of the Group.
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The RBS Group and the Group are subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group’s operations, operating results, reputation, financial position and future prospects.

Summary risk factors

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Operational risks are inherent in the Group’s businesses and these risks are heightened as the Group implements its transformation programme, including significant cost reductions, the UK ring-fencing regime, against the backdrop of legal and regulatory changes.
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The Group’s business and results of operations may be adversely affected by increasing competitive pressures and technological developments in the markets in which it operates.
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Effective management of the RBS Group’s and the Group’s capital is critical to their ability to operate their businesses, comply with regulatory obligations, pursue their transformation programmes and current strategies, resume dividend payments on RBSG ordinary shares, maintain discretionary payments and pursue their strategic opportunities. In the context of the evolving regulatory framework relating to the resolution of financial institutions in the UK, changes to the funding and regulatory capital framework may be made requiring the RBS Group to meet higher capital levels than the RBS Group anticipated within its strategic plans and affect the RBS Group’s and the Group’s funding costs. Failure by the RBS Group or the Group to comply with regulatory capital, funding, liquidity and leverage requirements may result in intervention by their regulators and loss of investor confidence, and may have a material adverse effect on the Group’s results of operations, financial condition and reputation and may result in distribution restrictions for RBSG or adversely impact existing RBSG shareholders.
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The financial performance of the RBS Group has been, and may continue to be, materially affected by customer and counterparty credit quality, and deterioration in credit quality or depressed asset valuations could arise due to prevailing economic and market conditions and legal and regulatory developments (including, for example, ongoing reforms with respect to LIBOR and other benchmark rates).
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The Group’s businesses are subject to substantial regulation and oversight, including from prudential and competition authorities. Significant regulatory developments (including, for example, ongoing reform with respect to LIBOR and other benchmark rates and the recent General Data Protection Regulation, which came into effect in May 2018) and increased scrutiny by the Group’s key regulators have had, and may continue to have, the effect of increasing financial, operational, compliance and conduct risks as well as related costs. These regulatory developments could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition.
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The RBS Group and the Group rely on valuation, capital and stress test models to conduct their business, assess their risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro and macroeconomic environment in which the Group operates or findings of deficiencies by the Group’s regulators, including as part of mandated stress testing, may result in increased regulatory capital requirements or management actions and could have a material adverse effect on the Group’s business, capital and results.
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The Group’s operations entail inherent reputational risk.
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The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The Group’s results in future periods may be affected by changes to applicable accounting rules and standards.
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A failure in the Group’s risk management framework (including in respect of, but not limited to, conduct risk) could adversely affect the ability of the Group to achieve its strategic objectives.
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As a result of the commercial and regulatory environment in which it operates, the Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations.
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The RBS Group may become subject to the application of stabilisation or resolution powers in certain significant stress situations, which may result in various actions being taken in relation to the RBS Group and any securities of the RBS Group, including the Group, including the write-off, write-down or conversion of securities issued by the RBS Group or the Group.
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The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.

Presentation of information

On 30 April 2018 following the completion of the first Ring-Fencing Transfer Scheme the business formerly known as The Royal Bank of Scotland plc was renamed NatWest Markets Plc. NatWest Markets Plc (the ‘Bank’ or ‘NWM Plc’) is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc (the ‘holding company’ or ‘RBSG’). The ‘Group’ comprises NWM Plc and its subsidiary and associated undertakings. ‘RBS Group’ comprises the holding company and its subsidiary and associated undertakings.

NatWest Holdings Limited (NatWest Holdings)
The transfer of the Group’s Personal & Business Banking (PBB), Commercial & Private Banking (CPB), and certain parts of Central items and NatWest Markets due to be included in the ring-fenced bank to subsidiaries of NatWest Holdings, completed in Q2 2018.  This was followed by a transfer of NatWest Holdings to RBSG on 2 July 2018. Accordingly, all of the activities to be undertaken by NatWest Holdings and its subsidiaries are classified as disposal groups at 30 June 2018 and presented as discontinued operations, with comparatives re-presented.

Preparation for ring-fencing
RBS Group ring-fencing
The UK ring-fencing legislation requires the separation of essential banking services from investment banking services from 1 January 2019. RBS Group intends to place the majority of the UK banking business in ring-fenced banking entities under an intermediate holding company, NatWest Holdings. NatWest Markets Plc and RBS International will be separate banks outside the ring-fence, both as direct subsidiaries of RBSG.

The final ring-fenced legal structure and the actions to be taken to achieve it, remain subject to, amongst other factors, additional regulatory, Board and other approvals, as well as employee information and consultation procedures. All such actions and their respective timings may be subject to change, or additional actions may be required, including as a result of external and internal factors including further regulatory, corporate or other developments. Accordingly, the continuing operations as presented in this document may not be representative of the final business outside the ring-fenced bank.

Key 2018 activities:
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NatWest Group Holdings Corp (NWGH) which wholly owns NatWest Markets Securities Inc. was transferred to NWM Plc (formerly RBS plc). NWGH was previously a direct subsidiary of National Westminster Bank Plc (NatWest).
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NatWest Holdings – The transfer of the majority of the Bank’s PBB, CPB and certain parts of Central items and NatWest Markets due to be a part of the ring-fenced bank to subsidiaries of NatWest Holdings was completed in Q2 2018. The second phase of ring-fencing related transfers, involving certain markets product transfers from NatWest to NWM Plc, is expected to complete later in 2018.
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On 29 June 2018, the Court of Session in Scotland approved the reduction of capital and the cancellation of the share premium account and capital redemption reserve (together the “capital reduction”) of NWM Plc. As part of the capital reduction, NatWest Holdings transferred to RBSG with effect from 2 July 2018 thereby creating the legal separation of those RBS Group entities that will be within the ring-fenced sub-group from those held outside the ring-fence. The Group’s interim results at H1 2018 includes income from the ring-fenced bank subsidiaries of NatWest Holdings within the profit from discontinued operations line in the income statement. The assets and liabilities of the NatWest Holdings Group are reflected within disposal groups in the balance sheet, with an associated liability to show the approved distribution of NatWest Holdings and the corresponding decrease in owner’s equity. For regulatory purposes, the capital, leverage and RWA metrics presented for 30 June 2018 are already adjusted to recognise the effect of the capital reduction.
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Natwest Markets N.V., the RBS Group’s banking entity in the Netherlands, continues to implement its plan to be operationally ready to serve our European Economic Area (EEA) customers when the UK leaves the European Union on 29 March 2019, in the event that there is a loss of access to the EU Single Market. NatWest Markets N.V. is expected to become a subsidiary of NWM Plc, potentially by 31 December 2018, subject to regulatory approvals.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (“the Act”). The statutory accounts for the year ended 31 December 2017 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact
Matt Waymark	Investor Relations	+44 (0) 20 7672 1758

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including (but not limited to) those related to RBS Group and the Group’s regulatory capital position and funding requirements, financial position, ongoing litigation and regulatory investigations, profitability and financial performance (including financial performance targets and expectations), the Group’s reliance on RBS Group for capital, liquidity and funding support, structural reform and the implementation of the UK ring-fencing regime, the implementation of RBS Group and the Group’s restructuring and transformation programme, impairment losses and credit exposures under certain specified scenarios, increasing competition from new incumbents and disruptive technologies and RBS Group and the Group’s exposure to political and economic risks (including with respect to Brexit), operational risk, conduct risk, cyber and IT risk and credit rating risk. In addition, forward-looking statements may include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS Group and the Group’s future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic and political conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or the Group’s actual results are discussed in the Group's UK 2017 Annual Report and Accounts (ARA). The forward-looking statements contained in this document speak only as of the date of this document and RBS Group and the Group do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Appendix

IFRS 9 policies1

(1)	Consistent with RBS’s IFRS 9 Transition report published on 23 February 2018

IFRS 9 Accounting policies (Within the scope of EY’s review report)

The RBS accounting policies that have been significantly changed as a result of the implementation of IFRS 9, applicable with effect from 1 January 2018, are set out below. The full description of accounting policies is set out in the 2017 Annual Report and Accounts.

1. Presentation of accounts
As set out in the 2017 Annual Report and Accounts the accounts are prepared on a going concern basis (see the Report of the directors, page 112) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). The Group has opted to early adopt the IFRS 9 amendment on negative compensation with effect from 1 January 2018; this is expected to be endorsed for use in the EU in early 2018.

The company is incorporated in the UK and registered in Scotland. Its accounts are presented in accordance with the Companies Act 2006.

14. Financial instruments
On initial recognition, financial instruments are measured at fair value. Subsequently they are measured as follows: designated at fair value through profit or loss; amortised cost, the default class for liabilities; fair value through profit or loss, the default class for assets; or financial assets may be designated as at fair value through other comprehensive income. Normal purchases of financial assets classified as amortised cost are recognised on the settlement date; all other regular way transactions in financial assets are recognised on the trade date.

Designated as at fair value through profit or loss – a financial instrument may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both, that the Group manages and evaluates on a fair value basis; or (c) relates to an financial liability that contains an embedded derivative which is not evidently closely related to the host contract. Financial assets that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses are recognised in profit or loss as they arise.

Amortised cost assets – have to meet both the following criteria:
(a)
the asset is held within a business model whose objective is solely to hold assets to collect contractual cash flows; and
(b)
the contractual terms of the financial asset are solely payments of principal and interest on the outstanding balance.

Amortised cost liabilities – all liabilities that are not subsequently measured at fair value are measured at amortised cost.

Assets at fair value through other comprehensive income – assets have to meet both the following criteria:
(a)
the asset is held within a business model whose objective is both to hold assets to collect contractual cash flows and selling financial assets; and
(b)
the contractual terms of the financial asset are solely payments of principal and interest on the outstanding balance.

An equity instrument may also be designated irrevocably at fair value through other comprehensive income; realised gains and losses are not recognised in the income statement.

Fair value through profit or loss - a financial liability is measured at fair value if it arises from: a financial guarantee contract; a commitment to lend at below market rates; an obligation arising from the failed sale of an asset; or a contingent consideration for a business acquisition. Fair value through profit or loss is the default classification for a financial asset.

Reclassifications – financial liabilities cannot be reclassified. Financial assets are only reclassified where there has been a change in the business model.

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments.

Business model assessment – business models are assessed at portfolio level, being the level at which they are managed. This is expected to result in the most consistent classification of assets because it aligns with the stated objectives of the portfolio, its risk management, manager’s remuneration and the ability to monitor sales of assets from a portfolio. The criteria for classifying cash flows as solely principal and interest are assessed against the contractual terms of a facility, with attention to leverage features; prepayment and extension terms; and triggers that might reset the effective rate of interest.

IFRS 9 Accounting policies (Within the scope of EY’s review report)

15. Impairments
At each balance sheet date each financial asset or portfolio of advances measured at amortised cost or at fair value through other comprehensive income, issued financial guarantee and loan commitment is assessed for impairment. Loss allowances are forward-looking, based on 12 month expected credit losses where there has not been a significant increase in credit risk rating, otherwise allowances are based on lifetime expected losses. Expected credit losses are a probability-weighted estimate of credit losses. The probability is determined by the risk of default which is applied to the cash flow estimates. On a significant increase in credit risk, credit losses are rebased from 12 month to lifetime expectations. A change in credit risk is typically but not necessarily associated with a change in the expected cash flows.

Where, in the course of the orderly realisation of a loan, it is exchanged for equity shares or property, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment property. Where the Group’s interest in equity shares following the exchange is such that the Group controls an entity, that entity is consolidated.

The costs of loss allowances on assets held at amortised cost are presented as impairments in the income statement. Allowances in respect financial guarantees and loan commitments are presented as other liabilities and charges recorded within impairments. Financial assets held at amortised cost are presented net of allowances except where the asset has been wholly or partially written off.

17. Financial guarantee contracts
Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so. A financial guarantee is recognised as a liability; initially at fair value and, if not designated as at fair value through profit or loss, subsequently at the higher of its initial value less cumulative amortisation and any provision under the contract measured in accordance with Accounting policy 12. Amortisation is calculated so as to recognise fees receivable in profit or loss over the period of the guarantee.

19. Derecognition
A financial asset is derecognised when the contractual right to receive cash flows from the asset has expired or when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. The asset remains on the balance sheet if substantially all the risks and rewards have been retained. It is derecognised if substantially all the risks and rewards have been transferred. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement; if the Group has not retained control of the asset, it is derecognised.

Where contractual cash flows are modified, but there is no derecognition event, the gross carrying amount is recalculated using the original effective interest rate and a modification gain / loss is recognised. Where this modification arises on forborne or defaulted assets this is booked within impairments.

A financial liability is removed from the balance sheet when the obligation is discharged, or is cancelled, or expires. On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt's carrying amount and the cost of redemption or settlement. The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt. The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the present value of the cash flows under the new terms with the present value of the remaining cash flows of the original debt issue discounted at the effective interest rate of the original debt issue.

20. Sale and repurchase transactions
Securities subject to a sale and repurchase agreement under which substantially all the risks and rewards of ownership are retained by the Group continue to be shown on the balance sheet and the sale proceeds recorded as a financial liability. Securities acquired in a reverse sale and repurchase transaction under which the Group is not exposed to substantially all the risks and rewards of ownership are not recognised on the balance sheet and the consideration paid is recorded as a financial asset.

Securities borrowing and lending transactions are usually secured by cash or securities advanced by the borrower. Borrowed securities are not recognised on the balance sheet or lent securities derecognised.

Cash collateral given or received is treated as a loan or deposit; collateral in the form of securities is not recognised. However, where securities borrowed are transferred to third parties, a liability for the obligation to return the securities to the stock lending counterparty is recorded.

IFRS 9 Accounting policies (Within the scope of EY’s review report)

21. Netting
Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts and it intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities, but where it does not intend to settle the amounts net or simultaneously, the assets and liabilities concerned are presented gross.

22. Capital instruments
The Group classifies a financial instrument that it issues as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms and as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

Incremental costs and related tax that are directly attributable to an equity transaction are deducted from equity.

The consideration for any ordinary shares of the company purchased by the Group (treasury shares) is deducted from equity. On the cancellation of treasury shares their nominal value is removed from equity and any excess of consideration over nominal value is treated in accordance with the capital maintenance provisions of the Companies Act. On the sale or reissue of treasury shares the consideration received and related tax are credited to equity, net of any directly attributable incremental costs.

23. Derivatives and hedging
Derivative financial instruments are initially recognised, and subsequently measured, at fair value. The Group’s approach to determining the fair value of financial instruments is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9 on the accounts.

Gains and losses arising from changes in the fair value of derivatives that are not the hedging instrument in a qualifying hedge are recognised as they arise in profit or loss. Gains and losses are recorded in Income from trading activities except for gains and losses on those derivatives that are managed together with financial instruments designated at fair value; these gains and losses are included in Other operating income.

The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or unrecognised firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a highly probable forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

Hedge relationships are formally designated and documented at inception. The documentation identifies the hedged item and the hedging instrument and details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued. Hedge accounting is also discontinued if the Group revokes the designation of a hedge relationship.

Fair value hedge - in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and, where the hedged item is measured at amortised cost, adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; or if the hedging instrument expires or is sold, terminated or exercised; or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

IFRS 9 Accounting policies (Within the scope of EY’s review report)

Cash flow hedge - in a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognised in other comprehensive income and the ineffective portion in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity to profit or loss in the same periods in which the hedged forecast cash flows affect profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss is reclassified from equity to profit or loss when the hedged cash flows occur or, if the forecast transaction results in the recognition of a financial asset or financial liability, when the hedged forecast cash flows affect profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is reclassified from equity to profit or loss immediately.

Hedge of net investment in a foreign operation - in the hedge of a net investment in a foreign operation, the portion of foreign exchange differences arising on the hedging instrument determined to be an effective hedge is recognised in other comprehensive income. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be the hedging instrument in a net investment hedge. On disposal or partial disposal of a foreign operation, the amount accumulated in equity is reclassified from equity to profit or loss.

Key IFRS 9 terms and differences to current accounting and regulatory framework (Within the scope of EY’s review report)

Attribute	IFRS 9	IAS 39	Regulatory (CRR)
Default / credit impairment
To determine the risk of a default occurring, management applies a default definition that is consistent with the Basel/Regulatory definition of default.

Assets that are defaulted are shown as credit impaired. RBS uses 90 days past due as a consistent measure for default across all product classes. The population of credit impaired assets is broadly consistent with IAS 39, though measurement differs because of the application of MES. Assets that were categorised as potential problems with no impairment provision are now categorised as Stage 3.

Default aligned to loss events, all financial assets where an impairment event has taken place - 100% probability of default and an internal asset quality grade of AQ10 - are classed as non-performing.

Impaired financial assets are those for which there is objective evidence that the amount or timing of future cash flows have been adversely impacted since initial recognition.

A default shall be considered to have occurred with regard to a particular financial asset when either or both of the following have taken place: - RBS considers that the customer is unlikely to pay its credit obligations without recourse by the institution to actions such as realising security; - the customer is past due more than 90 days.
For Retail exposures, the definition of default may be applied at the level of an individual credit facility rather than in relation to the total obligations of a borrower.

Probability of default (PD)
PD is the likelihood of default assessed on the prevailing economic conditions at the reporting date (point in time), adjusted to take into account estimates of future economic conditions that are likely to impact the risk of default; it will not equate to a long run average.
Regulatory PDs adjusted to point in time metrics are used in the latent provision calculation.
The likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon. For Wholesale, PD models reflect losses that would arise through-the-cycle; this represents a long run average view of default levels. For Retail, the prevailing economic conditions at the reporting date (point in time) are used.

Significant increase in credit risk (SICR)
A framework incorporating both quantitative and qualitative measures aligned to the Group’s current risk management framework has been established. Credit deterioration will be a management decision, subject to approval by governing bodies such as the Group Provisions Committee.

The staging assessment requires a definition of when a SICR has occurred; this moves the loss calculation for financial assets from a 12 month horizon to a lifetime horizon. Management has established an approach that is primarily informed by the increase in lifetime probability of default, with additional qualitative measures to account for assets where PD does not move, but a high risk factor is determined
		Not applicable.	Not applicable.
Forward-looking and multiple scenarios
The evaluation of future cash flows, the risk of default and impairment loss should take into account expectations of economic changes that are reasonable.

More than one outcome should be considered to ensure that the resulting estimation of impairment is not biased towards a particular expectation of economic growth.
		Financial asset carrying values based upon the expectation of future cash flows.	Not applicable.

Key IFRS 9 terms and differences to current accounting and regulatory framework (Within the scope of EY’s review report)

Attribute	IFRS 9	IAS 39	Regulatory
Loss given default (LGD)
LGD is a current assessment of the amount that will be recovered in the event of default, taking account of future conditions. It may occasionally equate to the regulatory view albeit with conservatism and downturn assumptions generally removed.
Regulatory LGD values are often used for calculating collective and latent provisions; bespoke LGDs are also used.
An estimate of the amount that will not be recovered in the event of default, plus the cost of debt collection activities and the delay in cash recovery.
 LGD is a downturn based metric, representing a prudent view of recovery in adverse economic conditions.

Exposure at default (EAD)	Expected balance sheet exposure at default. It differs from the regulatory method as follows:- it includes the effect of amortisation; and - it caps exposure at the contractual limit.	Based on the current drawn balance plus future committed drawdowns.
Models are used to provide estimates of credit facility utilisation at the time of a customer default, recognising that customers may make further drawings on unused credit facilities prior to default or that exposures may increase due to market movements. EAD cannot be lower than the reported balance sheet, but can be reduced by a legally enforceable netting agreement.

Date of initial recognition (DOIR)
The reference date used to assess a significant increase in credit risk is as follows. Term lending: the date the facility became available to the customer. Wholesale revolving products: the date of the last substantive credit review (typically annual) or, if later, the date facility became available to the customer. Retail Cards: the account opening date or, if later, the date the card was subject to a regular three year review or the date of any subsequent limit increases. Current Accounts/ Overdrafts: the account opening date or, if later, the date of initial granting of overdraft facility or of limit increases.
		Not applicable for impairment but defined as the date when the entity becomes a party to the contractual provisions of the instrument.	Not applicable.
Modification
A modification occurs when the contractual cash flows of a financial asset are renegotiated or otherwise modified and the renegotiation or modification does not result in derecognition. A modification requires immediate recognition in the income statement of any impact on the carrying value and effective interest rate (EIR) or examples of modification events include forbearance and distressed restructuring. The financial impact is recognised in the income statement as an impairment release/(loss).
		Modification is not separately defined but accounting impact arises as an EIR adjustment on changes that are not derecognition or impairment events.	Not applicable.

Key elements of impairment provisions

IFRS 9 introduces additional complexity into the determination of credit impairment provisioning requirements; however, the building blocks that deliver an ECL calculation already existed within the organisation. Existing Basel models have been used as a starting point in the construction of IFRS 9 models, which also incorporate term extension and forward-looking information.

There are five key areas that could materially influence the measurement of credit impairment under IFRS 9 – two of these relate to model build and three to their application:

Model build:
●
The determination of economic indicators that have most influence on credit loss for each portfolio and the severity of impact (this leverages existing stress testing mechanisms).
●
The build of term structures to extend the determination of the risk of loss beyond 12 months that will influence the impact of lifetime loss for assets in Stage 2.

Model application:
●
The assessment of the significant increase in credit risk and the formation of a framework capable of consistent application.
●
The determination of asset lifetimes that reflect behavioural characteristics whilst also representing management actions and processes (using historical data and experience).
●
The determination of a base case (or central) economic scenario which has the most material impact (of all forward-looking scenarios) on the measurement of loss (RBS uses consensus forecasts to remove management bias).

Critical judgements relating to impairment loss and determination

Policy elections or simplifications
In addition to the five critical judgments summarised above, which are relevant from period to period, there is one further significant judgment that is made as a one-off exercise to support the day one implementation: this is the application of the new IFRS 9 models to the determination of origination date metrics. Since it is not possible to determine the economic forecasts and alternative scenarios going backwards in time it is necessary to use a series of assumptions to enable this process. RBS has assumed a flat forward view for all dates historically.

There are some other less significant judgments, elections and simplification assumptions that inform the ECL process; these are not seen as ‘critical’ in determining the appropriate level of impairment but represent choices taken by management across areas of estimation uncertainty. The main examples of these are:
●
Models – e.g. in the case of some low default portfolios, Basel parameter estimates have been applied for IFRS 9.
●
Discounting of future losses – the ECL calculation is based on expected future cash-flows. These are discounted using the EIR – for practical purposes, this is typically applied at a portfolio level rather than being established and operated at an individual asset level; and
●
MES – it is the selection of the central (or base) scenario that is most critical to the ECL calculation, independent of the method used to generate a range of alternative outcomes and their probabilities. Different approaches to model MES around the central scenario have all been found of low significance for the overall ECL impact.

IFRS 9 Credit risk modelling
IFRS 9 introduces lifetime ECL for the measurement of credit impairment. This requires the development of new models or the enhancement of existing Basel models. IFRS 9 ECLs are calculated using a combination of:
●
Probability of default (PD);
●
Loss given default (LGD); and,
●
Exposure at default (EAD).

In addition, lifetime PDs (as at reporting date and at date of initial recognition) are used in the assessment of a significant increase in credit risk (SICR) criteria.

IFRS 9 ECL model design principles
To meet IFRS 9 requirements for ECL estimation, PD, LGD and EAD used in the calculations must be:
●
Unbiased - material regulatory conservatism has been removed to produce unbiased model estimates;
●
Point-in-time - recognise current economic conditions;
●
Forward-looking - incorporated into PD estimates and, where appropriate, EAD and LGD estimates; and
●
For the life of the loan - all models produce a term structure to allow a lifetime calculation for assets in
Stages 2 and 3.

IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the current probability of default over the remaining lifetime) with the equivalent lifetime PD as determined at the date of initial recognition.

For assets originated before IFRS 9 was introduced, comparable lifetime origination PDs do not exist. These have been retrospectively created using the relevant model inputs applicable at initial recognition. Due to data availability two practical measures have been taken:
●
Where model inputs were not available at the point of initial recognition the earliest available robust metrics are used. For instance, since Basel II was introduced in 2008, the earliest available and reliable production Basel PDs range from between December 2007 and April 2008 depending on the portfolio; and
●
Economic conditions at the date of initial recognition are assumed to remain constant from that point forward.

IFRS 9 ECL model design principles
PD estimates
Wholesale Models
Wholesale PD models use the existing CCI based point-in-time/through-the-cycle framework to convert one year regulatory PDs into point-in-time estimates that reflect current economic conditions across a comprehensive set of region/industry segments.

One year point-in-time PDs are then extrapolated to multi-year PDs using a conditional transition matrix approach. The conditional transition matrix approach allows the incorporation of forward-looking information by adjusting the credit state transition probabilities according to projected, forward-looking changes of credit conditions in each region/industry segment.

This results in forward-looking point-in-time PD term structures for each obligor from which the lifetime PD for a specific exposure can be calculated according to the exposure’s residual contractual maturity.

Critical judgements relating to impairment loss and determination

LGD estimates
The general approach for the IFRS 9 LGD models has been to leverage the Basel LGD models with bespoke IFRS 9 adjustments to ensure unbiased estimates, i.e. use of effective interest rate as the discount rate and the removal of: downturn calibration, indirect costs, other conservatism and regulatory floors.

For Wholesale, current and forward-looking economic information is incorporated into the LGD estimates using the existing CCI framework. For low default portfolios (e.g. Sovereigns) loss data is too scarce to substantiate estimates that vary with systematic conditions. Consequently, for these portfolios, LGD estimates are assumed to be constant throughout the projection horizon.

EAD estimates
For Wholesale, while conversion ratios in the historical data show temporal variations, these cannot (unlike in the case of PD and some LGD models) be sufficiently explained by the CCI measure and are presumed to be driven to a larger extent by exposure management practices. Therefore point-in-time best estimates measures for EAD are derived by estimating the regulatory model specification on a rolling five year window.

For loans in the Wholesale portfolio, amortisation profiles are applied to the outstanding balances, rather than modelling the future behaviour.

Initial analysis has indicated that there is minimal impact on EAD arising from changes in the economy for all Retail portfolios except mortgages. Therefore, forward-looking information is only incorporated in the mortgage EAD model (through forecast changes in interest rates).

Significant increase in credit risk
Exposures that are considered significantly credit deteriorated since initial recognition should be classified within Stage 2 and assessed for lifetime ECL measurement (exposures not considered deteriorated carry a 12 month ECL). RBS has adopted a framework to identify deterioration based primarily on movements in probability of default supported by additional backstops. The principles applied are consistent across the bank and align to credit risk management practices.

The framework comprises the following elements:
●
IFRS 9 lifetime PD assessment (the primary driver) - on modelled portfolios the assessment is based on the relative deterioration in forward-looking lifetime PD.
●
Qualitative high risk backstops - The PD assessment is complemented with the use of qualitative high risk backstops to further inform whether significant deterioration in lifetime risk of default has occurred. The qualitative high risk backstop assessment includes the use of the mandatory 30+ days past due backstop, as prescribed by IFRS 9 guidance, and other features such as forbearance support, heightened monitoring on Wholesale, adverse credit bureau on Retail.
●
Persistence - Retail only: The persistence rule ensures that accounts that have met the criteria for PD driven deterioration are still considered to be significantly deteriorated for a set number of months thereafter. This additional rule enhances the timeliness of capture in Stage 2; it is a Retail methodology feature and is applied to PD driven deterioration only.

The criteria are based on a significant amount of empirical analysis and seek to meet three key objectives:
●
Criteria effectiveness – the criteria should be effective in identifying significant credit deterioration and prospective default population.
●
Stage 2 stability – the criteria should not introduce unnecessary volatility in the Stage 2 population.
●
Portfolio analysis – the criteria should produce results which are intuitive when reported as part of the wider credit portfolio.

Primary economic loss drivers and base case scenarios used in IFRS 9 modelling
The forecasts applied for IFRS 9 are those used for financial planning. Portfolio segmentation and selection of economic loss drivers follow closely the approach already used in stress testing. To enable robust modelling, the two or three primary economic factors impacting loss for each portfolio are selected; this involves empirical analysis and expert judgment.

Critical judgements relating to impairment loss and determination

Alternative assumptions for the central base case scenario and related key economic variables would result in different ECL outcomes. To illustrate this potential for ECL variability, set out below are the average over the five year planning horizon (2018 to 2022 inclusive) used in the most recent planning cycle.

Table below provides summary of the average, minimum and maximum for some of these key economic variables, updated in H1 2018 to reflect latest Bank of England variables:

Base case economic variables for 2018 - 2022	Average	Minimum	Maximum
UK GDP – % change year on year	1.8	1.5	2.0
UK unemployment (%)	4.9	4.5	5.1
UK HPI – % change year on year	2.2	1.1	5.0
BOE base rate (%)	1.01	0.50	1.25
Irish GDP – % change year on year	3.2	2.4	8.3
Irish unemployment (%)	6.0	5.9	6.2
Irish HPI – % change year on year	5.5	4.2	9.7
ECB base rate (%)	0.57	0.00	1.32
World GDP – % change year on year	2.8	2.3	3.2

Note:
(1) Unemployment rate (16 years and over seasonally adjusted).

RBS’s approach for multiple economic scenarios (MES)
The base scenario plays a greater part in the calculation of ECL than the approach to MES.

Wholesale
The ‘central scenario’ is the bank’s internal base case. The methodology to model the impact of MES around the central scenario is based on a Monte Carlo simulation approach. This involves simulating a large number of alternative scenarios around the CCI projection that corresponds to the central macro base case. The resulting forward-looking PD and ECL projections are then averaged across all simulated scenarios to form multi scenario expectations. To ensure tractability the simulations are performed off-line and applied in the form of adjustment scalars to the single base case results in implementation.

The impact of MES on Wholesale portfolios was small (2.5% of Stage 1 and Stage 2 ECL).

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 August 2018

NATWEST MARKETS Plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary